United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
May 2011
Vale S.A.
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑            Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐            No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐            No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐            No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-     .)

Press Release
Signature Page

Vale announces Murilo Ferreira as Chief Executive Officer
Rio de Janeiro, May 19, 2011 — Vale S.A. (Vale) informs that its Board of Directors approved, at the extraordinary meeting held today, the nomination of Murilo Pinto de Oliveira Ferreira to succeed Roger Agnelli as Vale’s Chief Executive Officer (CEO), starting on May 22, 2011, at the conclusion of Mr. Agnelli’s term.
Murilo Ferreira, 58 years old, has a degree in Business Administration from Fundação Getúlio Vargas (FGV) in São Paulo, a post-graduate degree in Business Administration and Finance from FGV in Rio de Janeiro, and an executive education program in M&A at the IMD, Lausanne, Switzerland. Murilo has more than 30 years of experience in the mining industry. He begun to work for Vale in 1998 as Director of Vale do Rio Doce Alumínio — Aluvale, acting in several senior management positions until his leave in 2008, when he was Chief Executive Officer of Vale Inco (currently Vale Canada) and Executive Director of Nickel and Base Metals Sales of Vale.
Vale informs, additionally, that in the minutes of the same extraordinary meeting, the Board of Directors reiterated its appreciation of Roger Agnelli for his successful performance as CEO of Vale during the last ten years, contributing to reach the prominent position Vale enjoys today around the world.
For further information, please contact:
+55-21-3814-4540
Roberto Castello Branco: roberto.castello.branco@vale.com
Viktor Moszkowicz: viktor.moszkowicz@vale.com
Carla Albano Miller: carla.albano@vale.com
Andrea Gutman: andrea.gutman@vale.com
Christian Perlingiere: christian.perlingiere@vale.com
Fernando Frey: fernando.frey@vale.com
Marcio Loures Penna: marcio.penna@vale.com
Samantha Pons: samantha.pons@vale.com
Thomaz Freire: thomaz.freire@vale.com
This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future and not on historical facts, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM), the French Autorité des Marchés Financiers (AMF), and The Stock Exchange of Hong Kong Limited, and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

Date: May 19, 2011	By:	/s/ Roberto Castello Branco

Roberto Castello Branco
Director of Investor Relations